                                        June 29, 2016

VIA EDGAR

Katherine Wray
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                         Majesco Entertainment Company
Registration Statement on Form S-3
Filed April 29, 2016
File No. 333-211031

Dear Ms. Wray:

On behalf of Majesco Entertainment Company, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter, dated May 26, 2016 (the “Comment Letter”), regarding the above Registration Statement on Form S-3 (the “Initial Registration Statement”). The Company has also amended the Registration Statement (as amended, the “Registration Statement”) in response to the Staff’s comments and is filing the Registration Statement concurrently with this letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. Capitalized terms used and not defined shall have the meanings given in the Registration Statement. Page and caption references in the text of this letter correspond to pages and captions in the Registration Statement.

General

1.
You seek to register the resale of up to 21,024,978 shares of common stock, and you disclose that as of April 29, 2016, you had 13,583,875 shares of common stock outstanding. Given  the size  and nature  of this  offering,   please  provide  us  with  your analysis as to why this offering is appropriately characterized a secondary offering under Securities Act Rule 415(a)(1)(i) and not  an indirect  primary  offering  with  selling stockholders  identified  as underwriters  and  the shares  of common  stock offered  and sold at a fixed  price  for the  duration  of the  offering.    For guidance,   please refer to Question 612.09 of the Compliance and Disclosure Interpretations on Securities Act Rules.

Response:

The proposed offering under the Initial Registration Statement is not being conducted by selling shareholders as underwriters selling on behalf of the Company.

CDI 612.09, which provides guidance regarding Rule 415, provides in relevant part:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer.  Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements.
…

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which the received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”1

The shares being registered were principally acquired in two private offerings made exclusively to accredited investors pursuant to Regulation D of the Securities Act or 1933, as amended (the “Act”) by the Company on December 17, 2014 and May 15, 2015.  None of the persons registering shares for resale on the Initial Registration Statement were insiders or affiliates of the Company at the time of the Offering.  Each of the private purchases is noted in detail in the footnotes to the “Selling Stockholder Table” appearing in the Initial Registration Statement.  Further, due to the effect of contractual beneficial ownership blockers contained in the securities being registered, none of the investors at the time of investment could convert the purchased securities into more than 4.99%, and each of the investors acted independently of the others (with the exception of affiliates who collectively were subject to the 4.99% blocking provision2.  Accordingly, none of the selling stockholders in the Initial Registration Statement would be characterized as “parents, subsidiaries or affiliates of the Issuer” at the time of their investment and thus would not be considered “underwriters” on behalf of the Company by filing of a registration statement for resale the underlying shares of Common Stock for sale on Form S-3, a minimum of 18 months and 13 months after initial investments were made. Although two of the selling stockholders in the Initial Registration Statement “Selling Stockholder Table” thereafter became board members and a third chief financial officer of the Company, the Selling Stockholders invested at a time that they cannot possibly be viewed as not being independent of the Company.
 ______________________

1 CDI 612.09 also discusses offerings involving Rule 415 or Form S-3.

2 Subsequently, two investors elected to increase their beneficial ownership blocker to 9.99% as permitted under the investment documents.

The staff’s comment cites registration of 21,024,978 shares of common stock but fails to take into account on the number of shares that would be outstanding when all of the preferred conversions necessary to issue such shares are taken into account.  Accounting for the effect of the increase in the number of outstanding shares that would result upon conversion of convertible preferred stock and warrant conversions yields approximately 31,000,000 shares of common stock issued and outstanding upon assumed full conversion of preferred shares and warrants.

Further, the staff is advised that the Selling Stockholder’s individual ownership of Company securities, which at filing was limited to 4.99% each, limits the maximum individual ownership of the selling shareholders to approximately 677,835 because the conversion blocking effect of the securities is measured only from the actual 13,583,875 shares of Common Stock issued and outstanding.  As of the Initial Registration Statement filing date, on a fully-diluted basis, this would permit an individual seller, together with its affiliates, to sell only 677,835 (out of 31,000,000 fully-diluted shares) when conversion of convertible preferred stock is taken into account.  For this reason undue emphasis should not be placed on the number of shares of Common Stock historically reported by the Company in considering issues pertaining to Rule 415 and underwriter status, which are a facts and circumstances determination1.  As noted on the title page to the Initial Registration Statement, disregarding the effect of the convertible preferred stock, there are only 3,287,800 shares of Common Stock (out of 13,583,8752 shares of Common Stock) being registered or approximately 24%.

In sum, reference merely to the Common Stock outstanding, without reference to the fully-diluted impact of all possible conversions that could presently occur on securities that are equivalent in virtually all respects to Common Stock, other than for the inclusion of beneficial ownership blockers, would be a more accurate means to read the capitalization of the Company, and upon doing so the representative shares of Common Stock outstanding would be

On a fully-diluted basis, the Company has approximately 31.3 million common stock equivalents outstanding, and the effect of the beneficial ownership blockers would prevent sale of more than approximately 677,835 by any one holder and his affiliates under the registration, until the effect of the blocker is relieved by the passage of time or increased to 9.99%.  Thus, shares of common stock of approximately 2.1% of the number of shares of issued and outstanding common stock assuming full conversion of the Company’s outstanding preferred stock without regard to beneficial ownership limitations is all that can be sold presently by any investor together with his or her affiliates.

In addition to the statutory language, we have reviewed the factors set forth in CDI 612.09, and respond to those factors separately, as follows.

•	Length of time the securities have been held: The issuance of the securities occurred in December 2014 and May 2015. The Company had no prior affiliations with the investors preceding the investment and was negotiated on an arms-length basis with the intention of avoiding “affiliate” status for the investors by virtue of the beneficial ownership blocker provisions included. Additionally, as a result of negotiated warrant exchanges occurring in 2015, all investment warrants issued were converted into additional shares of Common Stock well prior to filing of the Initial Registration Statement. A significant time after the investments were made, on September 25, 2015, following the voluntary departures of a number of directors and management, two investors became directors and a third assumed the chief financial officer positions of the Company. These parties and their affiliates who invested in a significant percenatage of the overall invested amount in December 2014 and May 2015, will be subject to all of the restrictions on sale of Company securities under applicable law when in possession of material non-public information, and under the terms of the Insider Trading Policy adopted by the Company, will be subject to four significant blackout periods in each year and unable to sell – thus they will not be acting as underwriters or sellers on behalf of the Company. By looking at the overall picture of investment in the Company, it is clear that its investment is made with a view for long term hold. We believe registration of shares by inclusion in the registration statement is largely for purposes of accounting treatment and brokerage account safekeeping afforded registered shares, and was a negotiated business term in the initial investment while holders were not affiliated with the Company in which they received contractual registration rights undertakings to file the registration statement when they initially invested in the Company1. Registration does not indicate any change in its long term investment intent.
______________________

3 By way of illustration, on June 6, 2016 an additional 1,039,176 shares of Common Stock became outstanding as a result of the conversion of Series A Convertible Preferred Stock of the Company to a holder into Common Stock in order to increase the outright holdings of the investor to 9.99% of the issued and outstanding, as permitted by the beneficial ownership blocker applicable to their Series A Convertible Preferred Stock holdings.  This single conversion increased the Common Stock outstanding by approximately 5% of all Common Stock outstanding, reducing the percentage represented by the

4 13,583,875 shares previously shown to be outstanding in the historical financial statements.

•
Circumstances under which the securities were received: The securities issued to the Selling Stockholders were issued in an investment scenario not involving parties that were affiliates of the Company. The resale of the securities was restricted at the time of sale, and any resale had to be effected in accordance with Rule 144 or a resale registration statement. The investors negotiated contractually for the Company to file separate resale registration statements at a fixed time following the investment, and the Company filed an initial registration statement more than six months prior to the Initial Registration Statement on June 17, 2015 for the December 2014 offering which was withdrawn prior to effectiveness. Subsequently, the obligations of the Company to register the investments were delayed until the filing of the Initial Registration Statement on April 29, 2016. Then, partially in response to a staff comment, the June 17, 2015 registration of the initial investment securities was withdrawn prior to being declared effective and combined with the Initial Registration Statement for administrative convenience of the staff and counsel, and as a cost savings measure to streamline drafting, comments and response after the Company changed its corporate and securities counsel.

•	Relationship with the issuer: With the exceptions noted previously, the investors do not have any material relationship to the Company and had none at the time of investment.

•
Amount of securities sold:  The Company is registering an aggregate of 21,024,978 from two separate offerings over 12 months ago, of an approximately 31 million fully-diluted shares outstanding.  Of the amounts that may be sold, at present only approximately 677,835 shares of Common Stock, which represents approximately 2% of the fully-diluted amount, may be sold by registered holders subject to a 4.9% blocker and 1,355,679 shares of Common Stock, which represents approximately 4% of the fully-diluted amount, may be sold by registered holders subject to a 9.9% blocker.

•
Is the person in the business of underwriting securities:  None of the investors in the Selling Stockholder Table is in the business of underwriting securities and is not a broker-dealer or an affiliate of a broker-dealer2.  As a selling stockholder, the investors are not acting on behalf of the Company with respect to any shares they might resell.

•
Is the person a conduit for the Company: The investors and the Company both are acting independently. The resale registration is a typical, arms’ length resale, from which the Company will derive no proceeds. Investors participation in the resale is not a disguised primary offering, and investors while participating in the resale registration, is attempting to secure certainty and to the best of the Company’s knowledge has no current expectation of resale and no plan or timetable for disposal of its securities. The Company is proceeding with other financing plans required to develop and expand its business, entirely apart from any resale by investors of its common stock under the Registration Statement.

The Company confirms that the totality of the circumstances indicate that offering of shares for resale under this Registration Statement are not being offered by or on behalf of the Company.
______________________

5 See separate Registration Statement on Form S-3 (File No. 333-205037) filed with the SEC June 17, 2015 subsequently withdrawn and combined with the Initial Registration Statement herein pursuant to Registration Rights Agreements entered with the Company and investors in December 2014 and May 2015.

6 Dr. Philip Frost is chairman of Ladenberg Thalmann & Co., a registered broker-dealer, and served as Vice Chairman of the American Stock Exchange.  Ladenberg Thalmann & Co. has not underwritten any of the securities of the Company and Dr. Frost is a private investor in the Company’s securities.  See fn 1 to Selling Stockholder Table.  On knowledge and belief Sandor Capital Master Fund is affiliated with Axiom Capital Management, a registered broker-dealer.  See fn. 23 and 24 to Selling Stockholder Table.  On knowledge and belief Special Equities Group is affiliated with Chardan Capital Markets, LLC, a registered broker-dealer which received $75,000 in placement agency fees in connection with the registered offering pursuant to the Propsectus Supplement dated April 13, 2016.  Such fees were invested in that offering.   See fn. 49 to Selling Stockholder Table.

2.
It appears that your current report on Form 8-K filed on May 26, 2016 was not timely filed, as it pertains to an event that occurred on May 10, 2016.  See General Instruction B.1 to Form 8-K.  Accordingly,   to the extent you amend your registration statement on Form S-3; please explain why you believe that you are eligible to register securities on Form S-3. Refer to General Instruction I.A.3 (b) of Form S-3. Alternatively, you may amend your registration statement on Form S-1.

Response:

Further to our inquiry with Mark Vilardo and discussion with Katheryn Wray of the staff we understand that Comment 2 has been withdrawn and the Company is eligible to use Form S-3 based upon eligibility factors applied as of the filing date of the Form S-3.

Cover Page

3.
Please disclose that you currently have an effective shelf registration statement on Form S-3 (File No. 333-207564).  Also  disclose  the dollar  amount  that  remains   unsold  under the effective registration  statement and state the  dollar  amount  currently  accessible  under the registration statement based on your public float pursuant to Instruction 7 to General Instruction  I.B.6 of Form S-3.

Response:

The requested disclosure had been added to Amendment No. 1 to the Registration Statement.

Selling Stockholders, page 9

4.
Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer.  If you determine  that  any selling  stockholder  is  a broker-dealer,  please revise your  disclosure  to indicate  that  such selling  stockholder  is  an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified   in the prospectus as an underwriter unless the prospectus states, if true, that:

•	the selling stockholder purchased the shares being registered for resale in the ordinary course of business; and

•	at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

See Footnote 6 above. The requested disclosure has been added to the Registration Statement.

5.
Please  disclose  the  nature  of any position,  office,  or other  material  relationship which  any of the selling stockholders has  had within  the past three  years  with  the  company  or any of its  predecessors  or affiliates.    See Item 7 of Form S-3 and Item 507 of Regulation S-K. We note in this regard that several of the selling stockholders are officers and/or directors of the company.

Response:

The requested disclosure had been added to Amendment No. 1 to the Registration Statement.

6.
It appears that the third column of the selling stockholder table, entitled “Percentage of Common Stock Beneficially Owned After this Offering,” reflects the percentage of common stock beneficially owned before the offering.    Please revise or advise.

Response:

The Company has revised the title of the third column of the selling stockholder table to indicate that such column reflects the percentage of common stock beneficially owned before the offering.

7.
We note  that  the  preferred  stock contains  an ownership   limitation  such  that  the holder may not convert  any of such  securities  to the extent  that  such  conversion  would  result  in the holder’s beneficial ownership being in excess of 4.99% of the company’s issued and outstanding common stock, together with all shares owned by the holder and its affiliates. Please  explain  how  the ownership  limitation  impacts  the calculation  of beneficial ownership of affiliated entities such as Barry Honig, GRQ Consultants, Inc. 401K, GRQ Consultants, Inc. Roth 401K FBO Barry Honig and Marlin Capital  Investments,  LLC.  Clarify whether each holder is subject to an ownership limitation,   or whether the ownership limitation applies to affiliated entities as a group. Also  clarify  whether  the 4.99% ownership limitation is calculated based on Rule  13d-3 of the  Exchange  Act, or  the  number  of shares  issued  and outstanding  on a particular  date.

Response:

Each of the Company’s outstanding shares of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock contains a beneficial ownership blocker limiting the conversion of such preferred stock such that the holder, along with any affiliated entities of the holder, could not beneficially own in excess of 4.99% of the Company’s issued and outstanding common stock after giving effect to such conversion (subject to waiver to 9.99%).  By way of example, if Barry Honig and his affiliates entities own shares of the Company’s Common Stock which results in Mr. Honig holding in excess of 4.99% of the outstanding Common Stock, then no shares of preferred stock held by Mr. Honig or his affiliated entities would be convertible nor would Mr. Honig or any of his affiliated entities be deemed to beneficially own any shares of Common Stock underlying the preferred shares held.  Certain adjustments have been made to the presentation of the Selling Stockholder table to further reflect such limitations, which are calculated based on Rule 13d-3 of the Exchange Act.

8.
Several  footnotes  to the  table  state that  the  number  of shares  of common  stock beneficially held by the applicable selling stockholder as presented in the  table  excludes certain shares due to the  ownership  limitation.  For each applicable  selling  stockholder, please revise your footnote disclosure to disclose  clearly  the  aggregate  number  and percentage of shares that would be beneficially owned  by such selling  stockholder  before and after  the  offering,   without  regard  to the ownership  limitation.

Response:

The requested disclosure had been added to Amendment No. 1 to the Registration Statement

Part II Information Not Required in Prospectus

Item 16. Exhibits,   page II-2

9.
We refer to the transaction documents and amendments thereto that govern the December 17, 2014 and May 15, 2015 unit issuances, as well as the exchanges from April 30, 2015 and September 25, 2015, which documents are filed as exhibits to Forms 8-K filed on December 18, 2014, April 30, 2015, May 21, 2015 and October 1, 2015. See Item 601(b) (10) of Regulation S-K.  The filed agreements are missing dates, conformed signatures   and/or the attached exhibits.    Please refile   the fully   executed copies and include   all exhibits   and attachments,   or advise.

Response:

With respect to the Exchange Agreements that were filed as exhibits to the Form 8-Ks filed on April 30, 2015 and October 1, 2015, the document that was filed is a “form of” and as such does not include any signatures or dates. Additionally, with respect to the foregoing exchange agreements, each exchange agreement references a single Exhibit A, which is the Certificate of Designations, Preferences and Rights of the applicable series of preferred stock being issued under such agreement. Such applicable Certificate of Designation has been filed as Exhibit 4.1 to each respective Form 8-K.

With respect to the Subscription Agreements that were filed as exhibits to the Form 8-Ks filed on December 18, 2014 and May 21, 2015, the Company will file an amendment to include all exhibits to the applicable Subscription Agreements.

The Company hereby acknowledges that:

a.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c.
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 930-9700 with any other questions.

Sincerely,

/s/ Harvey J. Kesner
Harvey J. Kesner
Sichenzia Ross Friedman Ference LLP

cc: John Stetson, CFO